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                                                            EXHIBIT (a)(1)(C)(i)

                      SUMMARY OF TERMS OF OPTION EXCHANGE

             RESPONSE NEEDED BY 11:59 P.M., EASTERN STANDARD TIME,
               ON OCTOBER 23, 2001, UNLESS THE OFFER IS EXTENDED

You must check your election and sign and date the Election Form and return it to RCN's exchange agent, Mellon Investor Services LLC, P.O. Box 3301, South Hackensack, NJ 07606, Attention: Reorganization Department before 11:59 P.M., Eastern Standard Time, on October 23, 2001, unless the offer is extended. If you have any questions, please contact Mellon Investor Services LLC, whose contact information is set forth below.
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The following description summarizes some of the terms and conditions of the offer to exchange options. Please read the Offer to Exchange as well because the information in this summary is not complete.

Senior vice presidents and more senior executive officers of RCN ("Executive Officers") who elect to participate in this offer and those who hold outperformance options granted under RCN's 1997 Equity Incentive Plan ("OSOs") are subject to additional and different terms for the exchange of their options. Executive officers and holders of OSOs should review Supplement A and Supplement B, respectively, to the Offer to Exchange for details regarding such provisions.

WHO CAN PARTICIPATE IN THE EXCHANGE?

     Any employee who has been continuously employed by RCN Corporation or one of our subsidiaries from September 25, 2001 through the grant date of the new options may exchange all or a portion of his or her stock option grants; provided that any particular option grant is exchanged in full and not in part. For example, if you have multiple options grants at different exercise prices per share, each option grant is subject to a different election and you can elect to tender all three option grants pursuant to this offer or just one or two of the options granted to you.

HOW MANY NEW OPTIONS WILL I RECEIVE?

     If you accept our offer, we will grant you new options to purchase a certain number of shares of common stock based upon the exercise price of the options being exchanged. For options with an exercise price of less than $16.00, each new option will be exercisable for three-fourths of the number of shares of common stock subject to the options being exchanged. For options with an exercise price equal to or greater than $16.00, each new option will be exercisable for one-half of the number of shares of common stock subject to the options being exchanged. In each instance, any fractional number of shares granted under the new options will be rounded up to the nearest whole number.

WHAT IS THE EXERCISE PRICE PER SHARE OF THE NEW OPTIONS?

     Each new option will have an exercise price equal to the lesser of (x) $1.95, the closing price for the common stock as reported by the Nasdaq National Market on September 20, 2001 and (y) the average closing price for the common stock as reported by the Nasdaq National Market during the period commencing on September 20, 2001 and ending on the expiration date the offer, as the same may be extended.

WHEN WILL I RECEIVE MY NEW OPTIONS?

     The new options will be granted on the date following the Expiration Date of the offer, and you will receive your new option agreement(s) shortly thereafter.

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WHAT IS THE VESTING PERIOD OF THE NEW OPTIONS?

     The new options will vest ratably on a monthly basis (i.e. 1/36 of the number of shares subject to the new options) over a three year period beginning one month after the grant date of such options. On the third anniversary of such date, the new options will be fully vested.

WHAT DOES THE COMPANY RECOMMEND THAT I DO?

     The Compensation Committee of the Board of Directors approved this exchange offer on September 6, 2001. The Compensation Committee reported their approval to the Board of Directors on September 20, 2001, the date the Compensation Committee has chosen to use for purposes of determining the exercise price of the new options. Although the Compensation Committee has approved this offer, neither we nor the Compensation Committee nor the Board of Directors makes any recommendation as to whether you should elect to exchange or refrain from electing to exchange your options. You must make your own decision whether to elect to exchange options. Our Board of Directors and the Compensation Committee recognize that the decision to accept the offer is an individual one that should be based on a variety of factors and you should consult with your personal advisors if you have questions about your financial or tax situation.

WHAT HAPPENS TO MY ELIGIBLE OPTIONS IF I ACCEPT THE OFFER?

     If you accept the offer, the Eligible Options that you exchange will be cancelled and you will have no further right or interest in those options, whether vested or unvested.

WHAT IS THE U.S. TAX TREATMENT OF THE NEW OPTIONS?

     If you accept the offer, you will not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant new options to you. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer.

WHAT HAPPENS IF I DON'T ACCEPT THE OFFER?

     If you do not accept the offer to exchange options, you will keep all of your current options and will not receive any new options. All of your options will retain their current exercise price and current vesting schedule.

CAN I CHANGE MY MIND?

     Yes, until the expiration of the offer. After you turn in the Election Form, you may change your election at any time before 11:59 P.M., Eastern Standard Time, on October 23, 2001 (unless RCN extends the deadline, of which extension you will be informed) by delivering a signed Change in Election Form to RCN's exchange agent, Mellon Investor Services LLC, P.O. Box 3301, South Hackensack, NJ 07606, Attention: Reorganization Department or at 85 Challenger Road -- Mail Drop -- Reorg., Ridgefield Park, NJ 07660, Attention:
Reorganization Department (if by overnight mail). They can also provide you with the appropriate Change in Election Form. You may contact the exchange agent by calling 888-232-7873.

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